Exhibit 99.7

VANC Pharmaceuticals Receives Health Canada Approval for 7 Additional Generic Molecules

December 16, 2014 – VANC Pharmaceuticals Inc. (“Vanc” or the “Company”) is pleased to announce that it has received Notice of Compliance (NOC) from Health Canada for 7 additional generic molecules, bringing the Company’s generic portfolio to a total 30 molecules. The Notice of Compliance from Health Canada provides the authorization for Vanc to market and sell the generic molecules in Canada.

These 7 additional molecules will comprise of 15 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The current aggregate annual Canadian sales of these 7 products is estimated to be approximately CAD $90 million.

“We are excited to be growing our generics portfolio and product offering for pharmacy customers with the addition of these 7 molecules which represent important disease areas for Canadians,” said Arun Nayyar, CEO of Vanc. “There is an established demand in Canada for these molecules and with them our portfolio will now represent a $1 billion market opportunity.”

The Company will be launching sales and marketing of the generics portfolio in Q2-2015. Further updates will be provided over the coming weeks.

Table 1.0 provides details on each of the molecules.

	Molecule Name	Presentations	Brand Reference
1	VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
2	VAN-Mycophenolate	250 MG Tab	CellCept™
3	VAN-Mycophenolate	500 MG Cap	CellCept™
4	VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
5	VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
6	VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
7	VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™

Table 1.0

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Vanc Pharmaceuticals Inc.

December 16, 2014

News Release

On behalf of:

Vanc Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward- looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.